Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF

ENDOLOGIX, INC. AS OF JUNE 30, 2015 AND FOR THE YEAR ENDED DECEMBER 31, 2014

AND FOR THE SIX MONTHS ENDED JUNE 30, 2015

On October 26, 2015, Endologix, Inc., (“Endologix”) entered into an agreement and plan of merger with TriVascular Technologies, Inc. (“TriVascular”). Under the terms of the agreement, Endologix agreed to acquire all of TriVascular’s outstanding capital stock through a merger of a direct wholly-owned subsidiary of Endologix with TriVascular (the “Merger”). The Merger will provide the newly combined company, following the closing of the transaction, with a strategic competitive advantage in R&D and product development expansion, retaining existing customers and expanding its customer base. The aggregate consideration payable to the stockholders of TriVascular in the Merger consists of approximately $187 million of Endologix common stock and up to $24 million in cash. Contemporaneous to the Merger, Endologix intends to issue $150 million in     % Senior Convertible Notes.

The following unaudited pro forma condensed combined statements of operations for the six month period ended June 30, 2015, and the year ended December 31, 2014, are presented as if the Merger and the contemporaneous financing transaction had been completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of June 30, 2015, is presented as if the Merger and the contemporaneous financing transaction had been completed on June 30, 2015. The unaudited pro forma condensed combined financial statements presented below are derived from the historical consolidated financial statements of Endologix and the historical consolidated financial statements of TriVascular. The historical consolidated financial statements of Endologix and TriVascular are presented in accordance with accounting principles generally accepted in the United State of America (“US GAAP”).

As described in the accompanying notes, the unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under US GAAP and the regulations of the SEC. US GAAP requires that one of the companies in the Merger be designated as the accounting acquirer for the purposes of applying the acquisition method of accounting under ASC 805, Business Combinations. Endologix is the accounting acquirer.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to the pro forma events that are (i) directly attributable to the Merger; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations exclude non-recurring items, that are directly related to the Merger, including, but not limited to: (i) Merger related legal and advisory fees; and (ii) the impact of a fair value inventory step-up on the cost of goods sold. Additionally, certain pro forma adjustments have been made to the historical consolidated financial statements of TriVascular in order to conform their financial statement presentation policies to those applied by Endologix.

Because the acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Merger and because there are limitations on the type of information that can be exchanged between Endologix and TriVascular at this time, there currently is not sufficient information for a definitive measurement; therefore, the unaudited pro forma condensed combined financial statements are preliminary. Until the Merger is complete, Endologix will not have complete access to all relevant information. In determining the preliminary estimate of fair values of TriVascular’s assets that will be acquired and liabilities that will be assumed, Endologix used publically available benchmarking information, as well as a variety of other assumptions, including market participant assumptions. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the Merger or any integration costs. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the newly combined company would have been had the Merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Unaudited Pro Forma Condensed Combined Balance Sheet

(dollars in thousands)

	Historical
	Endologix, Inc.	TriVascular Technologies, Inc.					Endologix Pro Forma Combined
	As of June 30, 2015	As of June 30, 2015	Reclassification Adjustments	Pro Forma Adjustments			As of June 30, 2015
			Note 2
ASSETS
Current assets:
Cash and cash equivalents	$36,269	$21,966	$—	$40,612	4	(a)	$98,847
Short-term marketable securities	34,257	30,747	—	—			65,004
Trade accounts receivable, net	29,138	6,804	—	—			35,942
Other receivables	121	—		—			121
Inventory	30,588	9,139	—	(9,139)	4	(c)	39,103
				12,003	4	(c)
				(3,488)	4	(b)
Prepaid and other current assets	2,592	2,953	—	—			5,545

Total current assets	132,965	71,609	—	39,988			244,562
Property, plant and equipment, net	24,808	1,057	—	—			25,865
Goodwill	28,709	8,259	—	(8,259)	4	(c)	66,204
				37,495	4	(c)
Intangible assets, net	42,702	1,182	—	(1,182)	4	(c)	196,430
				153,728	4	(c)
Deposits and other long-term assets	2,138	753	—	3,289	4	(d)	6,180

Total assets	$231,322	$82,860	$—	$225,059			$539,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,760	$2,970	$—	—			$14,730
Accrued payroll	11,469	—	5,478	—			16,947
Accrued expenses and other current liabilities	4,979	7,619	(5,478)	—			7,120

Total current liabilities	28,208	10,589	—	—			38,797
Long-term liabilities:
Deferred income taxes	879	—		—			879
Deferred rent	8,078	—	70	(70)	4	(c)	8,078
Other liabilities	349	3,382	(70)	(3,017)	4	(c)	32,540
				(295)	4	(e)
				32,191	4	(f)
Contingently issuable common stock	14,800	—	—	—			14,800
Notes payable	72,156	56,214		(56,214)	4	(g)	170,301
				98,145	4	(f)

Total liabilities	124,470	70,185	—	70,740			265,395
Commitments and contingencies

Shareholders’ equity:
Convertible preferred stock	—
Common stock ($.001 par) 100,000,000 shares	68	204	—	(190)	4	(h)	82
Treasury stock, at cost	(2,619)	—	—	—			(2,619)
Additional paid-in capital	381,516	338,960	—	(338,960)	4	(h)	593,211
				186,803	4	(i)
				5,500	4	(j)
				19,664	4	(f)
				(567)	4	(f)
				295	4	(e)
Accumulated deficit	(272,715)	(326,387)	—	326,387	4	(k)	(317,430)
				(44,715)	4	(k)
Accumulated other comprehensive income (loss)	602	(102)	—	102	4	(h)	602

Total shareholders’ equity	106,852	12,675	—	154,319			273,846

Total liabilities and shareholders’ equity	$231,322	$82,860	$—	$225,059			$593,241

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2015

(dollars and weighted average shares outstanding in thousands, except per share amounts)

	Historical
	Endologix, Inc.	Trivascular Technologies, Inc.					Endologix Pro Forma Combined
	Six Months Ended June 30, 2015	Six Months Ended June 30, 2015	Reclassification Adjustments	Pro Forma Adjustments			Six Months Ended June 30, 2015
			Note 2
Net revenue	$76,149	$17,758	$—	$—			$93,907
Cost of goods sold	25,111	7,118	—	3,492	5	(a)	35,721
				—

Gross profit	51,038	10,640	—	(3,492)			58,186
Operating expenses
Research and development	12,224	8,144	(3,378)	—			16,990
General and administrative	14,139	28,856	(19,946)	1,578	5	(a)	24,627
				—	5	(b)
Clinical and regulatory affairs	7,047	—	3,378	—			10,425
Marketing and sales	39,441	—	19,946	—			59,387

Total operating expenses	72,851	37,000	—	1,578			111,429

Loss from operations	(21,813)	(26,360)	—	(5,070)			(53,243)
Other income (expense):
Interest income	82		80	—			162
Interest expense	(2,955)	(3,786)	—	(2,614)	5	(c)	(9,355)
Other income (expense), net	824	(215)	(80)	—			529
Change in fair value of contingent consideration related to acquisition	(200)	—	—	—			(200)

Total other income (expense)	(2,249)	(4,001)	—	(2,614)			(8,864)

Net loss before income tax (expense) benefit	$(24,062)	$(30,361)	—	$(7,684)			$(62,107)
Income tax (expense) benefit	(153)	(132)	—	—	5	(e)	(285)

Net loss	$(24,215)	$(30,493)	$—	$(7,684)			$(62,392)

Per share information:
Net loss per share - basic	$(0.36)	$(1.50)					$(0.77)
Net loss per share - diluted	$(0.36)	$(1.50)					$(0.77)
Weighted average shares outstanding:
Basic	67,441	20,286		13,557	5	(f)	80,998	5	(g)
Diluted	67,441	20,286		13,557	5	(f)	80,998	5	(g)

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2014

(dollars and weighted average shares outstanding in thousands, except per share amounts)

	Historical
	Endologix, Inc	TriVascular Technologies, Inc.					Endologix Pro Forma Combined
	Year Ended December 31, 2014	Year Ended December 31, 2014	Reclassification Adjustments	Pro Forma Adjustments			Year Ended December 31, 2014
			Note 2
Net revenue	$147,588	$31,798	$—	$—			$179,386
Cost of goods sold	41,801	13,820	—	6,984	5	(a)	62,605

Gross profit	105,787	17,978	—	(6,984)			116,781
Operating expenses:
Research and development	21,616	15,544	(6,434)	—			30,726
General and administrative	26,663	52,435	(39,711)	3,156	5	(a)	42,543
				—	5	(b)
Clinical and regulatory affairs	13,243	—	6,434	—			19,677
Marketing and sales	73,411	—	39,711	—			113,122

Total operating expenses	134,933	67,979	—	3,156			206,068

Loss from operations	(29,146)	(50,001)	—	(10,140)			(89,287)
Other income (expense):
Interest income	245	—	2	—			247
Interest expense	(5,709)	(7,652)	—	(5,147)	5	(d)	(18,508)
Other income (expense), net	(5,798)	592	(2)	—			(5,208)
Change in fair value of contingent consideration related to acquisition	7,928	—	—	—			7,928

Total other income (expense)	(3,334)	(7,060)	—	(5,147)			(15,541)

Net loss before income tax (expense) benefit	$(32,480)	$(57,061)	$—	$(15,287)			$(104,828)
Income tax (expense) benefit	62	(312)	—	—	5	(e)	(250)

Net loss	$(32,418)	$(57,373)	$—	$(15,287)			$(105,078)

Per share information:
Net loss per share - basic	$(0.50)	$(3.95)					$(1.33)
Net loss per share - diluted	$(0.50)	$(3.95)					$(1.33)
Weighted average shares outstanding:
Basic	65,225	14,519		13,557	5	(f)	78,782	5	(g)
Diluted	65,225	14,519		13,557	5	(f)	78,782	5	(g)

1.	Basis of Presentation

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X. The historical financial information has been adjusted to give effect to transactions that are (i) directly attributable to the Merger, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the operating results of the combined company. The historical consolidated financial statements of Endologix and TriVascular are presented in accordance with U.S. GAAP.

The unaudited pro forma condensed combined balance sheet as of June 30, 2015 was prepared using the historical unaudited consolidated balance sheets of Endologix and TriVascular as of June 30, 2015, and presents the combined financial position of Endologix and TriVascular as if the Merger occurred on June 30, 2015. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and the year ended December 31, 2014 assume that the Merger was consummated on January 1, 2014.

Endologix’s historical financial information for the year ended December 31, 2014 and as of and for the six month period ended June 30, 2015 is derived from Endologix’s Form 10-K and Form 10-Q filed with the SEC on March 2, 2015 and August 5, 2015, respectively. The historical financial information for TriVascular for the year ended December 31, 2014 and as of and for the six month period ended June 30, 2015 is derived from TriVascular Technologies’ Form 10-K and Form 10-Q filed with SEC on March 9, 2015 and August 5, 2015, respectively.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and the year ended December 31, 2014, have not been adjusted for the following estimated amounts that are expected to have a one-time impact on the pro forma combined loss from continuing operations in the twelve months following the Merger (in thousands):

Transaction costs	$30,587
Accelerated vesting of TriVascular share-based awards	5,500
Impact of inventory pro forma adjustments on cost of goods sold	(624)

Total	$35,463

The tax impact of the amounts in the table above are disclosed in footnote 5(e) below.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, with Endologix treated as the accounting acquirer.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	the separate historical audited consolidated financial statements of Endologix as of and for the year ended December 31, 2014, included in Endologix’s Annual Report on Form 10-K filed with the SEC on March 2, 2015 and incorporated by reference in this prospectus;

•	the separate historical unaudited condensed consolidated financial statements of Endologix as of and for the six months ended June 30, 2015, included in Endologix’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2015 and incorporated by reference in this prospectus;

•	the separate historical audited consolidated financial statements of TriVascular as of December 31, 2014, included in TriVascular’s Annual Report on Form 10-K filed with the SEC on March 9, 2015 and incorporated by reference herein;

•	the separate historical unaudited condensed consolidated financial statements of TriVascular as of and for the six months ended June 30, 2015, included in TriVascular’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2015 and incorporated by reference herein.

2.	Significant Accounting Policies

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial information are those set out in Endologix’s audited financial statements as of December 31, 2014. Management has determined that no significant adjustments are necessary to conform TriVascular’s financial statements to the accounting policies used by Endologix in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassifications have been reflected in the pro forma adjustments to conform TriVascular’s presentation to Endologix’s in the pro forma balance sheet and statement of operations. Specifically, reclassifications have been made to the statement of operations between TriVascular’s presentation of operating expenses, including Research and Development and Endologix’s Clinical and Regulatory Affairs, as well as TriVascular’s presentation of Sales, General, and Administrative expenses and Endologix’s General and Administrative and Marketing and Sales expenses. These reclassifications were prepared to conform to Endologix’s presentation of operating expenses in the statement of operations. These reclassifications were prepared using the account descriptions in TriVascular’s trial balance. These reclassifications have no effect on previously reported total assets, total liabilities and shareholders’ equity, or income from continuing operations of Endologix or TriVascular. The pro forma financial information may not reflect all reclassifications necessary to conform TriVascular’s presentation to that of Endologix, due to limitations on the availability of information as of the date of this prospectus. Accounting policy differences and additional reclassification adjustments may be identified as more information becomes available.

3.	Calculation of Merger Consideration and Preliminary Purchase Price Allocation

The fair value of the Merger Consideration expected to be transferred on the closing date includes the value of the estimated cash consideration and the estimated fair value of the equity to be transferred as per the Merger Agreement. The aggregate consideration payable to the stockholders of TriVascular per the Merger Agreement consists of 19.999% of Endologix issued and outstanding Common Stock as of the Effective Time, estimated to be approximately $187 million equity consideration and up to $24 million in cash consideration. For the purposes of estimating the Merger Consideration, the Company estimated the cash consideration that will be provided to common shares estimated to be issued for existing stock options, RSUs, convertible notes, and common stock warrants as of October 23, 2015 in items (2) through (7) as disclosed in the below table. The calculation of Merger Consideration is as follows (in thousands):

Estimated value of Endologix shares issued for outstanding TriVascular common stock (1)	$186,817
Estimated cash for notes converted to TriVascular common stock (2)	6,775
Estimated cash for intrinsic value of TriVascular common stock options (3)	1,545
Estimated cash for intrinsic value of TriVascular common stock warrants (4)	840
Estimated cash for exercise of TriVascular common stock options prior to effective date (5)	1,476
Estimated cash for exercise of TriVascular common stock warrants prior to effective date (6)	69
Estimated cash for fair value of outstanding TriVascular RSUs (7)	4,431

Total estimated merger consideration	$201,953

Total cash consideration	15,136
Total equity consideration	186,817

Total estimated merger consideration	$201,953

(1)	Represents the value of approximately 13.6 million shares of Endologix common stock estimated to be issued to TriVascular shareholders in connection with the Merger. As outlined in the Merger Agreement, each share of TriVascular common stock outstanding as of the Merger effective date (other than any cancelled shares or dissenting shares) will be exchanged for 0.61 shares of Endologix common stock. For purposes of this presentation only, the value of each share of Endologix common stock is based on its volume weighted average per-share trading price for the five consecutive trading days ending on October 23, 2015, or $13.78.
(2)	Represents the portion of total cash consideration obtained by multiplying the number of shares issuable to Capital Royalty Group upon conversion of CRG convertible debt by the ten day volume weighted average closing price per share of TriVascular stock for the ten days ending on the last day immediately prior to the effective date of the Merger. For purposes of this presentation only, the estimated ten day volume weighted average trading price of TriVascular common stock for the ten days immediately prior to the closing date has been calculated based on the volume weighted average per-share trading price for the five consecutive trading days ending on October 23, 2015.

(3)	Represents the portion of total cash consideration based on the estimated aggregate intrinsic value of 0.6 million in-the-money TriVascular stock options expected to be outstanding on the business day immediately prior to the effective date of the Merger. For purposes of this presentation only, the estimated stock option intrinsic value has been calculated based on in-the-money options outstanding as of October 23, 2015 multiplied by excess of the volume weighted average per-share trading price of TriVascular common stock for the five consecutive trading days ending on October 23, 2015, or $5.42, over the options’ respective exercise prices.
(4)	Represents the portion of total cash consideration based on the estimated aggregate intrinsic value of 0.2 million in-the-money TriVascular stock warrants expected to be outstanding on the business day immediately prior to the effective date of the Merger. For purposes of this presentation only, the estimated warrant intrinsic value has been calculated based on in-the-money warrants outstanding as of October 23, 2015 multiplied by the excess of the volume weighted average per-share trading price of TriVascular common stock for the five consecutive trading days ending on October 23, 2015, or $5.42, over the warrants’ respective exercise prices.
(5)	Represents the portion of total cash consideration based on the estimated aggregate exercise price paid to TriVascular by holders of 0.6 million common stock options that are estimated to be exercised for cash between the date of the letter of intent dated September 11, 2015 and the effective date of the Merger.
(6)	Represents the portion of total cash consideration based on the aggregate exercise price paid to TriVascular by holders of 0.2 million common stock warrants that are estimated to be exercised for cash between the date of the letter of intent dated September 11, 2015 and the effective date of the Merger.
(7)	Represents the portion of total cash consideration based on the product obtained by multiplying (i) 0.8 million TriVascular restricted stock units estimated outstanding as of the business day immediately prior to the effective date of the Merger by (ii) by the ten day volume weighted average closing price per share of TriVascular stock for the ten days ending on the business day immediately prior to the effective date of the Merger. For purposes of this presentation only, the estimated weighted average trading price of TriVascular common stock for the ten days immediately prior to the effective date has been calculated based on the volume weighted average per-share trading price for the five consecutive trading days ending on October 23, 2015.

The following table shows the effect of a change in Endologix’s stock price and the resulting impact on the estimated merger consideration and estimated goodwill (dollars in thousands, except stock price):

Change in Stock Price	Stock Price	Estimated Purchase Price	Goodwill
Increase of 10%	$15.16	$220,636	$56,177
Decrease of 10%	$12.40	$183,271	$18,813

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of TriVascular are recorded at the acquisition date fair values and added to those of Endologix. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Merger. The final determination of the purchase price allocation upon the closing of the Merger will be based on TriVascular’s net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation may change materially based on the receipt of more detailed information. Therefore, the actual allocations will differ from the pro forma adjustments presented. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of TriVascular based on TriVascular’s June 30, 2015 balance sheet, with the excess recorded as goodwill (in thousands):

Cash and cash equivalents	$23,511
Short-term marketable securities	30,747
Accounts receivable, net	6,804
Inventories, net	12,003
Prepaid expenses and other current assets	2,953
Property and equipment, net	1,057
Intangible assets, net	153,728
Deposits and other assets	753

Total assets	231,556
Accounts payable	2,970
Accrued liabilities and other	7,619
Other long-term liabilities	295

Total liabilities	10,884

Net assets acquired (a)	220,672

Estimated purchase consideration and debt (b)	258,167

Estimated goodwill (b) - (a)	$37,495

Preliminary identifiable intangible assets in the pro forma financial information consist of anticipated intangibles derived from developed technology, in-process technology, customer related assets, the TriVascular trade name, and covenants not to compete. The amortization related to the amortizable identifiable intangible assets acquired is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations, as further described in Note 5(a). The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived, or where appropriate, based on the use of a straight-line method. Therefore, the amount of amortization following the Transactions may differ significantly between periods based upon the final value assigned, and amortization methodology used for each identifiable intangible asset.

Deferred tax assets and liabilities have not been established for the adjustments above as it is anticipated that the adjustments will be in entities with a deferred tax valuation allowance.

Goodwill represents the excess of the preliminary estimated merger consideration over the fair value of the underlying net assets acquired. Goodwill is not amortized but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is attributable to planned growth and synergies expected to be achieved from the combined operations of Endologix and TriVascular. Goodwill recognized in the Merger is not expected to be deductible for tax purposes.

4.	Notes to Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Represents the anticipated use of the combined company cash in connection with the Merger, as detailed below (in thousands):

Cash proceeds from new convertible notes - refer to Note 4(f)	$150,000
Cash merger consideration	(15,136)
Exercise of in-the-money TriVascular stock options	1,545
Repayment of TriVascular debt	(56,214)
Unamortized discount on TriVascular debt	(3,072)
Payment of TriVascular accrued interest	—
TriVascular early debt payment penalty	(1,599)
Transaction costs paid	(30,587)
Debt financing fees paid	(4,325)

Net cash inflow	$40,612

(b)	Reflects the net post-acquisition value of TriVascular finished goods inventory that is expected to expire unsold as a result of product integration.

(c)	Reflects the acquisition method of accounting based on the estimated fair value of the assets and liabilities of TriVascular and the fair value of intangible assets acquired as discussed in Note 3 above.

Inventories - elimination of historical	$(9,139)
Inventories - fair value	12,003
Goodwill - elimination of historical	(8,259)
Goodwill - fair value	37,495
Intangible assets - elimination of historical	(1,182)
Intangible assets - fair value	153,728
Deferred revenue liability – elimination of historical	(3,017)
Deferred revenue liability – fair value	—
Deferred rent liability – elimination of historical	(70)
Deferred rent liability – fair value	—

Total	$181,559

(d)	Reflects the following effects of new contemporaneous financing obtained by Endologix as well as settlement of the historical loan balances of TriVascular:

Endologix debt issuance costs - capitalized in connection with new financing	$3,758
TriVascular debt issuance costs - settlement of historical debt	(469)

Total pro forma adjustment to deposits and other assets	$3,289

TriVascular had no accrued interest as of June 30, 2015. Refer to Note 5(c) for additional details regarding the Senior Convertible Notes.

(e)	Reflects the settlement of TriVascular’s liability for early stock option exercises. All outstanding TriVascular stock options will automatically vest prior to closing of the Merger.

(f)

Reflects adjustments to long-term debt for the anticipated issuance of $150 million in Senior Convertible Notes payable, net of estimated original issue discounts. For purposes of these pro forma financial statements only, Endologix, based on the expected terms of the Senior Convertible Notes and in accordance with the “cash conversion” guidance contained in ASC 470-20, has accounted for the Senior Convertible Notes by allocating the issuance proceeds between the fair value of the debt absent the conversion feature and the fair value of conversion feature as if it were a stand-alone instrument. In applying this guidance, Endologix determined that the expected number of authorized and unissued shares outstanding upon issuance of the Senior Convertible Notes is less than the maximum number of shares that could be required to be delivered during the term of the Senior Convertible Notes. For purposes of this assessment the number of authorized and unissued shares excludes 13.6 million shares issuable to TriVascular as part of the merger consideration and 14.0 million other shares issuable pursuant to contracts providing counterparties with an option to share settle. Accordingly, for purposes of the unaudited condensed combined pro forma June 30, 2015 balance sheet, the conversion feature has been separated into two components: a component for which share settlement is controlled by Endologix (the “Equity Component”) and a separate component where shareholder approval would be necessary to authorize the requisite number of shares to effect share settlement (the “Liability Component”). In accordance with ASC 815-40, the Equity Component is classified as permanent equity and the Liability Component is classified as liability which must be marked to market each period.

(dollars in thousands)
Proceeds allocated to Senior Convertible Notes	$98,145
Proceeds allocated to conversion feature - Equity Component	19,664
Proceeds allocated to conversion feature – Liability Component	32,191

Total gross proceeds	$150,000

The allocation of proceeds to the conversion feature results in a $51.9 million discount on the Senior Convertible Notes which reduces their carrying value from $150 million to $98.2 million. The discount is amortized over the term of the Senior Convertible Notes such that total effective interest expense approximates 13.6%. The allocation was performed by first determining the fair value of the Liability Component. That amount was then deducted from the initial proceeds of the Senior Convertible Notes as a whole to arrive at a residual amount, which was allocated to the Equity Component and the carrying value of the Senior Convertible Notes based on their relative fair values.

For purposes of the unaudited pro forma condensed combined June 30, 2015 balance sheet only, Endologix has estimated that the associated financing fees will total $4.3 million. Of this amount, $3.8 million are estimated to be capitalized and $0.5 million are estimated to be allocable to the Equity Component. Fees allocable to the Equity Component are regarded as equity issuance costs and accounted for as a reduction to additional paid in capital.

(g)	Reflects the anticipated use of the Senior Convertible Notes to repay existing TriVascular loan balances of $56.2 million, net of an unamortized original issue discount of $3.1 million.

(h)	Reflects the elimination of TriVascular’s historical additional paid-in capital and accumulated other comprehensive loss. In addition, reflects the elimination of $204 thousand of TriVascular historical common stock at par, less $14 thousand of par value common stock issuable in connection with the Merger.

(i)	Represents the value of approximately 13.6 million shares of Endologix common stock estimated to be issued to TriVascular shareholders in connection with the Merger, with additional paid in capital of $186.8 million.

(j)	Reflects the estimated nonrecurring expense associated with the automatic vesting of TriVascular’s outstanding unvested stock options and restricted stock units upon closing of the Merger. No corresponding adjustment has been made to the unaudited pro forma condensed combined statements of operations due to the one-time nature of the expense.

(k)	Reflects the following adjustments to TriVascular’s and Endologix’s accumulated deficits:

Elimination of TriVascular historical accumulated deficit	$326,387

Recognition of write-off of TriVascular deferred financing fees and discounts	(3,541)
Recognition of early loan payment penalty	(1,599)
Recognition of reserve on TriVascular inventory	(3,488)
Accelerated vesting of TriVascular share-based awards	(5,500)
Recognition of combined merger costs yet to be incurred	(30,587)

Total other pro forma adjustments to accumulated deficit	(44,715)

Total combined pro forma adjustment to accumulated deficit	$281,672

5.	Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(a)	Represents adjustment to record amortization expense related to identifiable intangible assets calculated on a straight-line basis. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized. Endologix currently does not have access to all relevant information necessary to reliably calculate amortization on a basis other than straight-line. Differences between this preliminary straight-line estimate and the final accounting after the acquisition could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined future results of operations and financial position.

The adjustment for the amortization of the identifiable intangible assets is as follows:

	Pro forma Six months ended June 30, 2015		Pro forma Year ended December 30, 2014
	COGS	SG&A	COGS	SG&A
	(dollars in thousands)
Reversal of TriVascular historical intangible asset amortization	—	—	—	—
Amortization of acquired identifiable intangible assets	3,492	1,578	6,984	3,156

Total increase in amortization expense	3,492	1,578	6,984	3.156

The table below indicates the estimated fair value of each of the identifiable intangible assets and estimated useful life of each (in thousands):

Intangible asset	Approximate fair value	Estimated useful life (years)
Developed technology	$76,864	11
In-process technology	51,243	N/A
Customer related assets	12,811	10
Tradename	6,405	11
Other	6,405	5

Total	$153,728

In-Process Technology will be accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned. Solely for the purposes of estimating the fair values of the intangible assets in this unaudited pro forma condensed combined financial information, benchmarking information, publicly available information as well as a variety of other assumptions including market participant assumptions were used.

(b)	None of the $30.6 million of combined merger transaction costs were incurred prior to June 30, 2015.

(c)	Adjustment to reflect interest expense for the six months ended June 30, 2015 related to the new debt structure expected to be in place after the closing of the Merger, as shown in the table below (dollars in thousands):

Debt instrument	Principal	Stated interest rate	Interest expense
Existing convertible notes	86,250	2.25%	$2,955
Bank of America line of credit		Adjusted LIBOR + 2.5%	—
Senior Convertible Notes	150,000	2.875%	2,156
Amortization of discount and deferred financing fees			4,244

			9,355
Less: historical Endologix interest expense			2,955
Less: historical TriVascular interest expense			3,786

Total increase in interest expense			$2,614

Each 1/8% increase in the stated interest rate on the Senior Convertible Notes would result in a $0.1 million increase in interest expense for the six months ended June 30, 2015. The following table shows the effect of a change in estimated all-in effective interest rate and the resulting discount on the Senior Convertible Notes at inception and interest expense for the six months ended June 30, 2015 (dollars in thousands):

Change in Effective Interest Rate	Effective Interest Rate	Estimated Discount	Interest Expense
Increase of 1/8%	13.69%	51,687	6,470
Decrease of 1/8%	13.44%	52,023	6,329

(d)	Adjustment to reflect interest expense for the year ended December 31, 2014 related to the new debt structure expected to be in place after the closing of the Merger, as shown in the table below (dollars in thousands):

Debt instrument	Principal	Stated interest rate	Interest expense
Existing convertible notes	86,250	2.25%	$5,709
Bank of America line of credit		Adjusted LIBOR + 2.5%	—
Senior Convertible Notes	150,000	2.875%	4,313
Amortization of deferred financing fees			8,486

			18,508
Less: historical Endologix interest expense			5,709
Less: historical TriVascular interest expense			7,652

Total increase in interest expense			$5,147

Each 1/8% increase in the stated interest rate on the Senior Convertible Notes would result in a $0.2 million increase in interest expense for the twelve months ended December 31, 2014. The following table shows the effect of a change in estimated all-in effective interest rate and the resulting discount on the Senior Convertible Notes at inception and interest expense for the twelve months ended December 31, 2014 (dollars in thousands):

Change in Effective Interest Rate	Effective Interest Rate	Estimated Discount	Interest Expense
Increase of 1/8%	13.69%	51,687	12,940
Decrease of 1/8%	13.44%	52,023	12,659

(e)	No income tax effect has been provided for the pro forma adjustments to income (loss) before income taxes, as it is anticipated that the adjustments will be in entities with a deferred tax valuation allowance.

(f)	Represents the estimated shares issuable as part of the merger consideration.

(g)	Represents the pro forma weighted average shares outstanding that have been calculated using the historical weighted average Endologix shares outstanding and the additional shares issuable to shareholders of TriVascular in connection with the Merger, assuming the shares were outstanding for the entire year ended December 31, 2014 and the six months ended June 30, 2015. Because of the net losses incurred during the six months ended June 30, 2015 and the year ended December 31, 2014, shares underlying the Senior Convertible Notes, options to purchase common stock, restricted stock awards, and restricted stock units were excluded from the historical and pro forma computation of net loss per share as the effect would have been antidilutive.

Pro Forma Basic and Diluted Weighted Average Shares Outstanding (in thousands)	Pro Forma Six months ended June 30, 2015	Pro Forma Year ended December 31, 2014
Historical Endologix basic and diluted shares outstanding	67,441	65,225
Issuance of Endologix shares to TriVascular shareholders	13,557	13,557

Pro Forma Weighted Average (basic and diluted)	80,998	78,782